SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      02 February, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 07 January 2004
             2.  Director Shareholding announcement made on 16 January 2004
             3.  Director Shareholding announcement made on 16 January 2004
             4.  Offer for Transcomm Plc announcement made on 23 January 2004

Enclosure 1

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following the vesting of an award to a participant in the BT Group Retention Share Plan

7)     Number of shares/amount of stock acquired:

n/a

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

12,511 BT Group shares

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP1.8575

13. Date of transaction

06 January 2004

14)     Date Company informed

06 January 2004

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 06 January 2004 under
Schedule 13 to the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 103,050 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,475,639 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 07 January 2004

Enclosure 2

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 68 shares at 186p per share.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

186p

13. Date of transaction

15 January 2004

14)     Date Company informed

16 January 2004

15)     Total holding following this notification

Paul Reynolds:

1. 46,684 ordinary shares - personal holding;


    2. 151,407 ordinary shares under BT Incentive Share Plan - contingent award;

    3. 154,013 shares under BT Group Deferred Bonus Plan;

 4. 11,824 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has a technical interest, as at 16 January 2004 under
Schedule 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 103,050 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 16 January 2004

Enclosure 3

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 502 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

15 January 2004

14)     Date Company informed

16 January 2004

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 16 January 2004 under
Schedule 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 103,552 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 16 January 2004

Enclosure 4

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia or Japan

BT GROUP PLC                       TRANSCOMM PLC

23 January 2004


                         British Telecommunications plc

                              Recommended cash offer
                                      for

                                 Transcomm plc


Summary

The boards of BT and Transcomm announce that agreement has been reached on the terms of a recommended cash offer to be made by British Telecommunications plc for the entire issued and to be issued share capital of Transcomm:

  - The Offer will be 15.5 pence in cash for each Transcomm Share, valuing the existing issued share capital of Transcomm at approximately GBP15.9 million.

  - The Offer price represents a premium of approximately 15 per cent. to the Closing Price of 13.5 pence per Transcomm Share on 12 December 2003 (the last dealing date prior to the commencement of the Offer Period), and approximately 35 per cent. to the average Closing Price of 11.5 pence per Transcomm Share for the three month period ended on that date.

  - BT has received irrevocable undertakings to accept the Offer in respect of 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of Transcomm's existing issued share capital.

The acquisition of Transcomm will enhance BT's position in providing machine-to-machine (M2M) applications for business customers in the UK. It demonstrates BT's strategy of focusing on attractive markets across the entire Information and Communications Technology (ICT) spectrum to deliver profitable growth.

M2M applications allow the remote monitoring and control of devices over long distances. The sector is one of the most dynamic in the telecommunications market, with industry predictions forecasting revenues to grow five-fold to EUR50 billion in Europe by 2007. M2M applications include most devices which can be remotely monitored, including fire and burglar alarms, vending machines, refrigerators, EPOS terminals, parking meters and distribution fleets.

Through its BT redcare operation, BT is already the leading player in fixed line M2M applications in the UK. This acquisition enhances BT's M2M service offering by adding wireless capabilities. The combined business brings together the strength of BT's brand, customer penetration and expertise in corporate solutions with Transcomm's highly robust network, products, applications and distribution partnerships.

Steve Andrews, managing director of BT Retail's Products and Enterprises division, said: "Transcomm is an excellent fit with BT redcare. The combination brings together fixed and mobile secure M2M communications and allows us to offer an exciting array of new services to our customers. It further reinforces BT's commitment to connecting our customers' worlds - fixed and wireless, voice and data - completely."

Jon Furmston, chief executive of BT redcare, said: "This combination catapults BT redcare further ahead of the competition and strengthens our position as the leading UK service provider for all M2M applications. The addition of the Transcomm network provides a highly-reliable, secure and cost-effective wireless network, which is where much of the future profitable market growth lies."

Rod Matthews MBE, Chairman of Transcomm, said: "We are pleased to have reached agreement with BT on the terms of an offer which provides excellent value for Transcomm Shareholders. The Transcomm Directors consider the terms of the Offer to be fair and reasonable, and unanimously recommend Transcomm Shareholders to accept the Offer."

This summary should be read in conjunction with the full text of this announcement, including Appendix I where the conditions of the Offer are set out.

This announcement does not constitute an offer or an invitation to sell, purchase or subscribe for any securities.

Enquiries:


BT
Mike Bartlett, BT Newsroom               020 7356 5369
Jon Carter, BT Retail Press Office       020 7356 4523

Transcomm
Rod Matthews MBE, Chairman               020 8990 9090
Andrew Carver, Chief Executive
Russell Backhouse, Finance Director

Nabarro Wells
(Financial Adviser to Transcomm)
Hugh Oram                                020 7710 7400
Nigel Atkinson


About BT

BT is one of Europe's leading providers of telecommunication services. Its principal activities include local, national and international telecommunication services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

In the year ended 31 March 2003, British Telecommunications plc's turnover was GBP18.7 billion, with profit before tax (before goodwill and exceptional items) of GBP1,829 million. For more information visit www.bt.com.

About Transcomm

Transcomm is one of the United Kingdom's leading wireless data service providers. It owns and operates the Mobitex wireless data network in the UK with network coverage of approximately 95% of the population, connecting communications devices for customers in transport and distribution, telemetry, emergency services and field services. It provides an "always-on" business-critical service, with high reliability, security and data integrity.

About Mobitex

Mobitex is a packet-switched, narrow-band mobile data communications radio network technology, provided and supported by Ericsson. There are currently 30 Mobitex networks operating around the world.

Unless otherwise determined by British Telecommunications plc, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada, Australia or Japan, and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

This announcement has been issued by British Telecommunications plc and approved by PricewaterhouseCoopers for the purpose of section 21 of the Financial Services and Markets Act 2000. The principal place of business of PricewaterhouseCoopers is 1 Embankment Place, London WC2N 6RH.

PricewaterhouseCoopers, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no-one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers or for providing or giving advice in relation to the Offer or any other matter referred to in this announcement.

Nabarro Wells, which is regulated by the Financial Services Authority, is acting exclusively for Transcomm and for no-one else in relation to the Offer and will not be responsible to anyone other than Transcomm for providing the protections afforded to clients of Nabarro Wells or for providing or giving advice in relation to the Offer or any other matter referred to in this announcement.

Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia or Japan

BT GROUP PLC                        TRANSCOMM PLC

23 January 2004


                         British Telecommunications plc

                             Recommended cash offer

                                      for

                                 Transcomm plc


1.     Introduction

The boards of BT and Transcomm announce that agreement has been reached on the terms of a recommended cash offer to be made by British Telecommunications plc for the entire issued and to be issued share capital of Transcomm.

2.     The Offer

The Offer, which will be subject to the conditions and on the terms set out or referred to in Appendix I to this announcement and to be set out in the Offer Document and the Form of Acceptance, will be made on the following basis:

for each Transcomm Share 15.5 pence in cash

The Offer price values the existing issued share capital of Transcomm at approximately GBP15.9 million and represents a premium of approximately 15 per cent. to the Closing Price of 13.5 pence per Transcomm Share on 12 December 2003 (the last dealing date prior to the commencement of the Offer Period), and approximately 35 per cent. to the average Closing Price of 11.5 pence per Transcomm Share for the three month period ended on that date.

Under the Offer, Transcomm Shares are to be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights or interests and together with all rights attaching thereto, including the right to receive and retain all dividends or other distributions (if any) declared, paid or made on or after 23 January 2004, being the date of this announcement.

3.     Information relating to Transcomm

Transcomm is one of the leading providers of data-only wireless services in the United Kingdom.

Transcomm owns and operates the Mobitex wireless data network in the UK, providing a business-critical wireless data service for customers across the country. With service level agreements on network performance as standard, Transcomm's network provides over 95% population coverage in the UK, with high service availability for corporate and public sector customers. Together with specialist resellers and technology partners, Transcomm offers tailored solutions using a wide range of hardware, software, network gateways and end-user devices for secure and reliable business-critical wireless data communications.

M2M applications include most devices which can be remotely monitored, from fire and burglar alarms to vending machines, refrigerators, EPOS terminals and even distribution fleets. Services provided by Transcomm to its customers include the sophisticated monitoring, reporting and tracking of vehicles, loads, packages, deliveries and collections, and other electronic messages. Customers with large field service teams rely on Transcomm for instant work scheduling updates, while the emergency services, transport and distribution and parking monitoring operators are also significant customers. M2M applications require small amounts of data to be transmitted but these must be highly reliable, secure and in real time.

Transcomm's customers, mainly in transport and distribution, telemetry, emergency services and field services, are organisations with business-critical data communications needs, and include the RAC, the Metropolitan Police, TNT and Parkeon (formerly known as Schlumberger e-City). Over 33,000 devices are currently connected through the Transcomm Group's network.

For the financial year ended 31 December 2002, Transcomm reported turnover of GBP13.8 million (2001: GBP15.7 million) and EBITDA before exceptional operating items of GBP1.7 million (2001: a loss of GBP3.6 million). At that date, its net assets were GBP7.3 million. Transcomm's unaudited interim statement for the six months ended 30 June 2003 showed turnover of GBP6.4 million (2002: GBP7.2 million) and EBITDA before exceptional operating items of GBP1.0 million (2002:
GBP0.8 million). At 30 June 2003, net assets were GBP7.6 million.

4. Background to and reasons for the Offer

Through BT redcare, BT already offers customers a compelling M2M data communications service, based mainly on its highly secure and reliable fixed-line network. The acquisition of Transcomm strengthens BT redcare's position as the leading UK service provider for M2M applications, with fast approaching 400,000 connections. The addition of Transcomm's wireless data network provides a highly reliable, secure and cost-effective wireless infrastructure to combine with BT's unmatched fixed-line data capabilities. A fully controlled integrated fixed and wireless network, and the combination of Transcomm's skills and expertise in wireless data solutions with BT's brand, business customer penetration and expertise in corporate solutions, will allow BT to increase its business across the rapidly emerging M2M markets.

BT expects the combined business to generate in excess of GBP100 million per annum in M2M revenues. BT expects to drive significant revenue growth through the combination of Transcomm and BT redcare, and to achieve material savings in airtime and network costs and reductions in capital expenditure.

The Transcomm Board is recommending the Offer because it believes that the acquisition is in the best interests of Transcomm Shareholders, whilst also safeguarding the future of the business of Transcomm.

Over the course of the last two years, the Transcomm Board has developed the business into one which is profitable and cash generative. Whilst the Transcomm Board believes strongly in the key differentiators of its network service offering, it is also mindful of the difficulties of operating in the M2M communications market as a relatively small independent competitor.

The Transcomm Board believes that the prospects of the business will be enhanced through the combination with BT, which will give it access to a significantly greater distribution channel, wider market opportunities and greater resources to exploit the growth in wireless data services.

The Transcomm Board believes that the Offer values Transcomm's business on a favourable multiple of current earnings, and at a premium to both net assets and Transcomm's recent share price. In addition, the Transcomm Board believes that the Offer provides Transcomm Shareholders with an opportunity to realise a higher and more certain value from their equity holdings in the short term than would otherwise be possible should the business continue to operate independently.

5. Information relating to BT


BT is one of Europe's leading providers of telecommunication services. Its principal activities include local, national and international telecommunication services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving the voice and data telecommunications needs of businesses and residential customers throughout the UK;

  - BT Wholesale, providing network services and solutions in the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections; and

  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

British Telecommunications plc has over 100,000 employees and for the year ended 31 March 2003 (in relation to continuing activities) had turnover of GBP18.7 billion (2002: GBP18.4 billion) and profit before tax (before goodwill and exceptional items) of GBP1,829 million (2002: GBP1,273 million). The consolidated net assets of British Telecommunications plc as at 31 March 2003 were GBP21.1 billion (2002: GBP18.1 billion).

6.     Irrevocable undertakings to accept the Offer

BT has received irrevocable undertakings to accept the Offer in respect of, in aggregate, 49,652,107 Transcomm Shares, representing approximately 48.3 per cent. of the existing issued share capital of Transcomm. This total is made up as follows:

  - the Transcomm Directors (including their related trusts) have given irrevocable undertakings to accept the Offer in respect of an aggregate of 256,893 Transcomm Shares, representing approximately 0.2 per cent. of the existing issued share capital of Transcomm; and

  - certain other Transcomm Shareholders have given irrevocable undertakings to accept the Offer in respect of an aggregate of 49,395,214 Transcomm Shares, representing approximately 48.0 per cent. of the existing issued share capital of Transcomm.

7.     Management and employees of Transcomm

BT has confirmed that, in the event that the Offer becomes or is declared unconditional in all respects, the existing employment rights, including pension rights, of all management and employees of Transcomm will be fully safeguarded.

8.     Inducement fee arrangement

Transcomm entered into an agreement with BT on 23 January 2004, pursuant to which Transcomm agreed to pay the sum of GBP159,000 to BT in the event that, on or before the date upon which the Offer becomes or is declared wholly unconditional or lapses or is withdrawn:

        (a) the Transcomm Directors (or any of them) withdraw their recommendation of the Offer, or modify it in a manner which is reasonably likely to adversely affect British Telecommunications plc or the chances of the Offer becoming unconditional as to acceptances; or

        (b) a firm intention to make a competing offer for Transcomm is announced which, at any time, becomes or is declared wholly unconditional.

9.     Transcomm Share Schemes

The Offer will extend to any Transcomm Shares unconditionally allotted or issued pursuant to the exercise of options under the Transcomm Share Schemes while the Offer remains open for acceptance (or, such earlier date as British Telecommunications plc may, subject to the City Code decide, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Offer). British Telecommunications plc will, if the Offer becomes or is declared wholly unconditional, make appropriate proposals to the holders of outstanding options under the Transcomm Share Schemes.

10. General

        (a) Appendix I to this announcement contains the conditions and certain further terms of the Offer. Appendix II provides further information in connection with the Offer and Appendix III contains definitions of certain expressions used in this announcement.

        (b) The Offer will be subject to the applicable requirements of the City Code, the Panel and the London Stock Exchange.

        (c) The Offer Document will be posted to Transcomm Shareholders shortly.

        (d) Assuming the Offer becomes or is declared unconditional in all respects, BT intends as soon as practicable to procure the making of an application by Transcomm to the London Stock Exchange for the cancellation of admission of Transcomm Shares to AIM. It is anticipated that such cancellation of admission will take effect no earlier than twenty business days after the date on which the Offer becomes or is declared unconditional in all respects. The cancellation of the admission of Transcomm Shares to AIM will significantly reduce the liquidity and marketability of any Transcomm Shares not assented to the Offer and their value may be affected in consequence.

        (e) British Telecommunications plc intends, assuming it receives sufficient acceptances under the Offer to entitle it to do so, to use the procedures set out in sections 428 to 430F (inclusive) of the Act to acquire compulsorily, on the same terms as the Offer, any outstanding Transcomm Shares not assented to the Offer.

        (f) It is also proposed that, following successful completion of the Offer, Transcomm will be re-registered as a private company.

11. Recommendation

The Transcomm Directors, who have been so advised by Nabarro Wells, consider the terms of the Offer to be fair and reasonable. In providing advice to the Transcomm Directors, Nabarro Wells has taken account of the commercial assessments of the Transcomm Directors.

Accordingly, the Transcomm Directors unanimously recommend Transcomm Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings of 256,893 Transcomm Shares, representing, in aggregate, approximately 0.2 per cent. of the existing issued share capital of Transcomm.

Enquiries:

BT
Mike Bartlett, BT Newsroom              020 7356 5369
Jon Carter, BT Retail Press Office      020 7356 4523

Transcomm
Rod Matthews MBE, Chairman              020 8990 9090
Andrew Carver, Chief Executive
Russell Backhouse, Finance Director

Nabarro Wells
(Financial Adviser to Transcomm)
Hugh Oram                               020 7710 7400
Nigel Atkinson

This announcement does not constitute an offer or an invitation to sell, purchase or subscribe for any securities. The laws of relevant overseas jurisdictions may affect or prohibit the availability of the Offer to persons not resident in the United Kingdom or who are citizens, residents or nationals of jurisdiction outside the United Kingdom or who are nominees of, or custodians or trustees for, citizens, residents or nationals of other countries. Such persons should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by British Telecommunications plc, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a securities exchange of, the USA, or in or into Canada, Australia or Japan and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means or instrumentality or facilities or from or within any of the USA, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. Any persons (including, without limitation, nominees, trustees and custodians) who would or otherwise intend to forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

This announcement has been issued by British Telecommunications plc and approved by PricewaterhouseCoopers for the purpose of section 21 of the Financial Services and Markets Act 2000. The principal place of business of PricewaterhouseCoopers is 1 Embankment Place, London WC2N 6RH.

PricewaterhouseCoopers, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting for BT Group plc and British Telecommunications plc and no-one else in connection with the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections offered to clients of PricewaterhouseCoopers or for providing or giving advice in relation to the Offer or any other matter referred to in this announcement.

Nabarro Wells, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Transcomm and no-one else in relation to the Offer and will not be responsible to anyone other than Transcomm for providing the protections offered to clients of Nabarro Wells or for providing or giving advice in relation to the Offer or any other matter referred to in this announcement.

The directors of British Telecommunications plc accept responsibility for the information contained in this announcement, other than that relating to Transcomm (including Mobitex), the Transcomm Group and the Transcomm Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the directors of British Telecommunications plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


The Transcomm Directors accept responsibility for the information contained in this announcement relating to Transcomm (including Mobitex), the Transcomm Group and the Transcomm Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Transcomm Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.






APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

Conditions of the Offer

The Offer will be subject to the following conditions:


 1. valid acceptances being received (and not, where permitted, withdrawn) by
    3.00 p.m. on the first closing date of the Offer (or such later time(s) and/ or date(s) as British Telecommunications plc may, with the consent of the Panel or in accordance with the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as British Telecommunications plc may decide) of the Transcomm Shares to which the Offer relates, provided that this condition will not be satisfied unless British Telecommunications plc and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Transcomm Shares carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Transcomm (on such basis as may be required by the Panel, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any Transcomm Shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise); and for this purpose:

     a. the expression "Transcomm Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Act; and

     b. shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

 2. the Office of Fair Trading not indicating that it is the intention of the Office of Fair Trading to refer the Acquisition, or any matter arising therefrom or in connection therewith, to the Competition Commission;

 3. no Relevant Authority having decided to take, institute, implement or threaten any action, suit, proceeding, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or required any action to be taken or information to be provided or otherwise having taken or refrained from having taken any other action, and there not continuing to be in force any statute, regulation, rule, order or decision that, in any such case, will or might reasonably be expected to:

     a. make the Offer or its implementation or the acquisition or proposed acquisition by British Telecommunications plc (or any other member of the Wider BT Group) of any Transcomm Shares or control or management of Transcomm or any member of the Wider Transcomm Group void, voidable, unenforceable or illegal under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit or delay, or impose additional or amended conditions or obligations with respect to, or otherwise challenge or interfere with, any of the foregoing; or

     b. require, prevent, delay, restrict, or alter the proposed terms for, the divestiture by British Telecommunications plc (or any other member of the Wider BT Group) or any member of the Wider Transcomm Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct or to own, use or operate all or any part of the respective businesses, assets or properties owned by, or the use or operation of which is enjoyed by, any of them, or result in any of them ceasing to be able to carry on business, or being restricted in its carrying on of business, under any name under which it currently does so, in each case the result of which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     c. impose any limitation on the ability of British Telecommunications plc (or any other member of the Wider BT Group) or any member of the Wider Transcomm Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Wider Transcomm Group or any member of the Wider BT Group, or to exercise management or voting control over any member of the Wider Transcomm Group or any member of the Wider BT Group; or

     d. require any member of the Wider BT Group or any member of the Wider Transcomm Group to acquire, or to offer to acquire, any shares or other securities or indebtedness (or the equivalent) in or of British Telecommunications plc or any member of the Wider Transcomm Group or any shares or other securities or indebtedness (or the equivalent) in or of, or asset owned by, any other person, or to dispose of or repay, or to offer to dispose of or repay, any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any member of the Wider BT Group or any member of the Wider Transcomm Group; or

     e. impose any material limitation on the ability of British
        Telecommunications plc or any member of the Wider Transcomm Group to integrate its business, or any part of it, with any business or part of business of any member of the Wider BT Group or any member of the Wider Transcomm Group; or

     f. otherwise materially and adversely affect the business, assets, financial or trading position or profits, prospects or value of any member of the Wider Transcomm Group or any member of the Wider BT Group; or

     g. result in any member of the Wider BT Group or any member of the Wider Transcomm Group ceasing to be able to carry on business under any name under which it currently does so,

    and all applicable waiting and other time periods during which any Relevant Authority could decide to take, institute, implement or threaten any such action, suit, proceeding, investigation, enquiry or reference having expired, lapsed or been terminated;

 4. all necessary filings having been made and all statutory or regulatory obligations in any jurisdiction having been complied with, and all appropriate waiting or other time periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition or proposed acquisition of any Transcomm Shares, or of control or management of Transcomm (or any other member of the Wider Transcomm Group) by British Telecommunications plc (or any other member of the Wider BT Group), and all Relevant Authorisations reasonably necessary or appropriate for, or in respect of, the Offer or any acquisition or proposed acquisition of any Transcomm Shares, or of control or management of Transcomm (or any other member of the Wider Transcomm Group), by British Telecommunications plc (or any other member of the Wider BT Group) or to permit or enable British Telecommunications plc to carry on the business of any member of the Wider Transcomm Group, having been obtained in terms and in a form reasonably satisfactory to British Telecommunications plc, from all appropriate Relevant Authorities and from all appropriate persons, authorities or bodies with whom any member of the Wider BT Group or any member of the Wider Transcomm Group has entered into contractual arrangements, and all such Relevant Authorisations remaining in full force and effect, and there being no notice or intimation of any intention to revoke, modify, restrict, suspend or not to renew any of them, in each case the result of which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole;

 5. save as fairly disclosed in the annual report and accounts of Transcomm for the year ended 31 December 2002 (the "Transcomm 2002 Accounts"), or as fairly disclosed in writing by or on behalf of Transcomm to British Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, or as publicly announced by release of an announcement through an appropriate Regulatory Information Service ("Publicly Announced") prior to the date of the announcement of the Offer, there being no provision of any Relevant Instrument which, in consequence of the making or implementation of the Offer, the acquisition or proposed acquisition by any member of the Wider BT Group of any Transcomm Shares or any change in the control or management of Transcomm or any other member of the Wider Transcomm Group, or otherwise, provides for, or will or might reasonably be expected to result in, any of the following:

     a. any money borrowed by, or any other indebtedness (actual or contingent) of, any member of the Wider Transcomm Group being or becoming repayable or capable of being declared repayable immediately or prior to their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited; or

     b. the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Transcomm Group or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

     c. any Relevant Instrument or any right, liability, obligation, interest or business of any member of the Wider Transcomm Group (or any related arrangement) being terminated or modified or affected, or any action being taken, or any obligation arising, under any Relevant Instrument, in each case the result of which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     d. any asset or right (including, without limitation, intellectual property rights) or interest of, or any asset or such right the use or operation of which is enjoyed by, any member of the Wider Transcomm Group being or falling to be disposed of other than in the ordinary course of business, or charged, or ceasing to be available to any such member, or any right arising under which any such asset or interest or such right will or could be required to be disposed of or charged, or will or could cease to be so available, in each case the result of which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     e. the interest or business of any member of the Wider Transcomm Group in or with any company, firm, body or person, or any arrangements relating to any such interest or business, being terminated or adversely modified or affected; or

     f. the financial or trading position or prospects of any member of the Wider Transcomm Group being prejudiced or adversely affected to an extent which is or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     g. any member of the Wider Transcomm Group ceasing to be able, or being restricted in being able, to carry out business under any name under which it currently does so to an extent which is or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     h. any member of the Wider Transcomm Group or any member of the Wider BT Group being required to acquire, or to offer to acquire, any shares or other securities or indebtedness (or the equivalent) in or of any member of the Wider Transcomm Group or the Wider BT Group or any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any other person or to dispose of or repay, or to offer to dispose of or repay, any shares or other securities or indebtedness (or the equivalent) in or of, or any asset owned by, any member of the Wider Transcomm Group or any member of the Wider BT Group to an extent which is or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole, and no event having occurred which, under any provision of any Relevant Instrument, would or could reasonably be expected to result in any of the events or circumstances referred to in sub-paragraphs (a) to (h) of this paragraph 5;

 6. save as fairly disclosed in the Transcomm 2002 Accounts or as fairly disclosed in writing by or on behalf of Transcomm to British
    Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, or as Publicly Announced prior to the date of that announcement, no member of the Wider Transcomm Group having, since 31 December 2002:

     a. made (in the case of Transcomm) any alteration to its memorandum or articles of association or (in the case of any other member of the Wider Transcomm Group) any alteration to its memorandum or articles of association or other constitutional documents which is or could reasonably be considered to be material; or

     b. recommended, declared, paid or made, or proposed the recommendation, declaration, paying or making of, any dividend, bonus or other distribution, whether in cash or otherwise (other than to Transcomm or a wholly-owned subsidiary of Transcomm); or

     c. issued or agreed to issue, authorised or proposed the issue of additional shares of any class, or of securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or securities or any loan capital (other than issues to Transcomm or a wholly-owned subsidiary of Transcomm, and save in respect of options granted under the Transcomm Share Schemes or as fairly disclosed in writing by or on behalf of Transcomm to British Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, and save for Transcomm Shares allotted on the exercise of any such option) or redeemed, purchased or reduced, or authorised or proposed the redemption, purchase or reduction of any part of its share capital; or

     d. (other than to Transcomm or a wholly-owned subsidiary of Transcomm) issued, authorised or proposed the issue of any debentures or securities or, save in the ordinary course of business, incurred or increased any indebtedness or contingent liability; or

     e. entered into or varied or implemented, or authorised, proposed, or announced its intention to enter into, vary, or implement, any contract, scheme, transaction, commitment or other arrangement which is outside the ordinary course of trading; or

     f. authorised or proposed, or effected, any merger, demerger, reconstruction or amalgamation, or (to an extent which is or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole) any acquisition or disposal or transfer of, or any charge or security interest or other encumbrance in respect of, any asset or any right, title or interest in any shares or asset (other than in the ordinary course of trading); or

     g.authorised or proposed or effected any mortgage charge, grant of security interest or other third party right or encumbrance over any asset or any right, title or interest in any shares or other asset (other than in the ordinary course of trading); or

     h. entered into, or varied (other than in respect of increases in remuneration required under the terms of the relevant agreement) the terms of, any service contract, or other agreement or other arrangement with any of the directors or senior executives or senior employees of any member of the Wider Transcomm Group; or

     i. been unable or threatened in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or a substantial part thereof or ceased or threatened to cease carrying on all or a substantial part of its business; or

     j. taken or proposed any action or had any proceedings instituted, threatened or proposed for its winding-up (voluntarily or otherwise), or dissolution or reorganisation (save for any such winding-up or dissolution whilst solvent) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar or analogous officer of all or any of its assets or revenues or for any similar or analogous matters in any jurisdiction; or

     k. to an extent which is or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole, waived or compromised any claim, other than in the ordinary course of business; or

     l. entered into any commitment, agreement or arrangement, or passed any resolution or made any offer, with respect to, or announced an intention to effect or to propose, any of the transactions, matters or events referred to in this paragraph 6;

 7. save as fairly disclosed in the Transcomm 2002 Accounts or as fairly disclosed in writing by or on behalf of Transcomm to British
    Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, or as Publicly Announced prior to the date of that announcement:

     a. no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits, prospects or value of any member of the Wider Transcomm Group which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole;

     b. no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Transcomm Group is or may become a party (whether as a claimant, defendant or otherwise), and no investigation or enquiry by, or complaint or reference to, any Relevant Authority against or in respect of any member of the Wider Transcomm Group, having been instituted, announced or threatened or remaining outstanding, in each case which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole;

     c. no steps having been taken which will result in, or could reasonably be expected to result in, the withdrawal, cancellation, termination or adverse modification of any licence or permit held by any member of the Wider Transcomm Group which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; and

     d. no material contingent or other liability having arisen or increased or become apparent to British Telecommunications plc which might reasonably be expected to adversely affect any member of the Wider Transcomm Group and which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole;

 8. British Telecommunications plc not having discovered, except as fairly disclosed in writing by or on behalf of Transcomm to British
    Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, or as Publicly Announced on or prior to the date of that announcement:

     a. that any financial or business or other information concerning the Wider Transcomm Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Transcomm Group, or disclosed at any time by or on behalf of any member of the Wider Transcomm Group in writing in connection with the Offer to British Telecommunications plc or its agents or advisers, is materially misleading or contains a material misrepresentation of fact or omits to state a fact reasonably necessary to make the information contained therein not misleading; or

     b. any information which materially affects the import of any such information as is mentioned in sub-paragraph (a) of this paragraph 8; or

     c. any undertaking in which any member of the Wider Transcomm Group has a significant economic interest and which is not a subsidiary of Transcomm is subject to any liability, contingent or otherwise, which is not fairly disclosed in the Transcomm 2002 Accounts and which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     d. that any circumstance exists whereby a person or class of persons would be likely to have any claim or claims against any past or present member of the Wider Transcomm Group which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; and

 9. save as fairly disclosed in writing by or on behalf of Transcomm to British Telecommunications plc or its advisers in connection with the Offer prior to the announcement of the Offer, British Telecommunications plc not having discovered any of the following matters:

     a. that there has been any release, emission, disposal, spillage or leak of any waste or hazardous substance or any substance likely to impair the environment or harm human health on or about or from any property or water now or previously owned, occupied, used or controlled by any past or present member of the Wider Transcomm Group (whether or not constituting a non-compliance by any person with any applicable law, statute, ordinance or any regulation, rule or other requirement of any Relevant Authority) and, in any such case, will or would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider Transcomm Group which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     b. that any past or present member of the Wider Transcomm Group has committed any violation of any applicable laws, statutes or ordinances, or any regulations, rules or other requirements of any Relevant Authority, relating to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole; or

     c. that there is or is reasonably likely to be, any liability (actual or contingent) on any member of the Wider Transcomm Group to make good, repair, reinstate or clean up any property or water now or previously owned, occupied or used or controlled by any past or present member of the Wider Transcomm Group under any environmental legislation, regulation, notice, circular, order or requirement of any Relevant Authority which would or might reasonably be expected to be material in the context of the Wider Transcomm Group taken as a whole.

British Telecommunications plc reserves the right to waive all or any of the above conditions, in whole or in part, except condition 1. British Telecommunications plc shall be under no obligation to waive or treat as satisfied any of conditions 2 to 9 inclusive by a date earlier than the latest date specified above for the satisfaction thereof (or, if no such date is specified, the date when the Offer, if such be the case, shall become or be declared unconditional in all respects) notwithstanding that the other conditions of the Offer may at an earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Offer will lapse unless the conditions set out above (other than condition
1) are fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by British Telecommunications plc to be or to remain satisfied, no later than midnight on the 21st day after the later of the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as the Panel may agree.

If British Telecommunications plc is required by the Panel to make an offer for Transcomm Shares under the provisions of Rule 9 of the City Code, British Telecommunications plc may make such alterations to any of the conditions (including, without limitation, condition 1 above), or any of the terms of the Offer, as are necessary to comply with the provisions of that Rule.

APPENDIX II

FURTHER INFORMATION


 1. Further details of the Offer

    The Offer will be subject to the terms and conditions as set out in Appendix I and this Appendix II and as will be set out in the Offer Document and the Form of Acceptance, or as may be required to comply with the provisions of the City Code.

    The Offer will extend to any Transcomm Shares unconditionally allotted or issued while the Offer remains open for acceptance (or before such earlier date as British Telecommunications plc may, subject to the City Code, decide, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Offer), whether pursuant to the Transcomm Share Schemes or otherwise.

    Under the Offer, the Transcomm Shares are to be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights or interests and together with all rights attaching thereto, including the right to receive and retain all dividends or other distributions (if any) declared, paid or made on or after 23 January 2004, being the date of this announcement.

    The Offer will lapse if, in respect of the Acquisition, there is a reference to the Competition Commission before 3.00 p.m. on the first closing date of the Offer or the time and date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer lapses, the Offer will cease to be capable of further acceptance and Transcomm Shareholders and British Telecommunications plc will thereupon cease to be bound by any Form of Acceptance submitted before the time when the Offer lapses.

    Fractions of a penny will not be payable to persons accepting the Offer and the aggregate consideration payable to a person who validly accepts the Offer will be rounded down to the nearest whole penny.

 2. Overseas Shareholders

    The making of the Offer to certain persons not resident in the United Kingdom, or who are citizens, residents or nationals of jurisdictions outside the United Kingdom or who are nominees of, or custodians or trustees for, citizens, residents or nationals of other countries ("overseas shareholders"), may be prohibited or affected by the laws of the relevant overseas jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, compliance with other formalities needing to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such overseas shareholder will be responsible for payment of any issue, transfer or other taxes, duties or other requisite payment(s) due in such jurisdiction(s) by whomsoever payable and British Telecommunications plc and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such overseas shareholder for any issue, transfer or other taxes or duties or other requisite payments as British Telecommunications plc or any person acting on behalf of British Telecommunications plc may be required to pay in respect of the Offer insofar as they relate to such overseas shareholder.

 3. Disclosure of interests and irrevocable undertakings


                (a) BT has received irrevocable undertakings to accept the Offer from the following Transcomm Directors (and their related trusts) in respect of the following holdings of Transcomm
                Shares:


Transcomm Shareholder                    Number of Transcomm Shares

Rod Matthews                                      46,893

Russell Backhouse                                 10,000

Sir Aubrey Brocklebank                           100,000

R C Greig Nominees Limited
(as nominee of Sir Aubrey Brocklebank)           100,000

                                                 256,893


                These irrevocable undertakings will remain binding in the event of any competing offer.

                (b) In addition, BT has received irrevocable undertakings to accept the Offer in respect of the following holdings of Transcomm Shares:


Transcomm Shareholder                            Number of Transcomm Shares

Isis Asset Management plc                               15,192,167

M&G Investment Management Limited                       10,815,000

HSBC Trustee (CI) Limited                                4,430,747

Dartington Portfolio Nominees Limited                    4,191,350

HSBC Global Custody Nominee (UK) Limited                 2,400,000

Worldwide Electronic Consultants Limited                 2,303,798

Singer & Friedlander Investment Management Limited       2,280,507

David Perry                                              1,580,000

Andreas Shenker                                          1,359,378

Rock Nominees Limited                                    1,300,000

Pershing Keen Nominees Limited                           1,250,000

Rathbone Nominees Limited                                1,050,300

David Robertson                                            853,905

Roger Cattell                                              368,062

Andrew Fitton                                               20,000

                                                        49,395,214


                All of these irrevocable undertakings will remain binding in the event of any competing offer, save that the irrevocable undertakings received from Isis Asset Management plc and Dartington Portfolio Nominees Limited will lapse if a third party makes a competing offer under which the amount or value of the consideration offered for each Transcomm Share exceeds 17.5 pence.

                (c) Accordingly, BT has received irrevocable undertakings to accept the Offer in respect of an aggregate of 49,652,107 Transcomm Shares, representing 48.3 per cent. of the existing issued share capital of Transcomm.

                (d) Save as disclosed in this announcement, neither British Telecommunications plc, nor any of the directors of British Telecommunications plc, nor any member of the immediate family, or related trust, of a director of British Telecommunications plc, nor, so far as British Telecommunications plc is aware, any other person acting, or deemed to be acting, in concert with British Telecommunications plc for the purposes of the Offer, owns or controls any Transcomm Shares or holds any options to purchase any Transcomm Shares or holds any derivatives referenced to Transcomm Shares, or has any arrangement in respect of any Transcomm Shares. For these purposes, "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature relating to Transcomm Shares which may be an inducement to deal or refrain from dealing in Transcomm Shares.

                (e) Other than the confirmation given in paragraph (d) above in connection with the directors of British Telecommunications plc, their immediate families and their related trusts, in view of the requirement for confidentiality prior to the announcement of the Offer, it has not been practicable prior to the making of this announcement to make enquiries regarding any holdings of Transcomm Shares by persons or entities (such as pension funds) with which British Telecommunications plc might be deemed to be acting in concert. To the extent that such information, when available, is considered by the Panel to be material, it will be publicly disclosed at that time.


APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

Acquisition                         the proposed acquisition by British Telecommunications plc of Transcomm pursuant to the Offer

Act or Companies Act                the Companies Act 1985, as amended

ADSL                                asymmetric digital subscriber line

AIM                                 the market known as AIM and operated by the London Stock Exchange

AIM Rules                           the AIM rules published by the London Stock Exchange and for the time being in force

associated undertaking              to be construed in accordance with the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A thereof)

BT                                  BT Group plc and its subsidiaries (including British Telecommunications plc) or, as the context requires, any of such companies

City Code                           The City Code on Takeovers and Mergers

Closing Price                       the closing middle market quotation as derived from the AIM appendix to the Daily Official list

Daily Official List                 the Daily Official List published by the London Stock Exchange

EBITDA                              earnings before interest, tax, depreciation and amortisation

EPOS                                electronic point of sale

Form of Acceptance                  the form of acceptance and authority for use in connection with the Offer

ISDN                                integrated services digital network

London Stock Exchange               London Stock Exchange plc

Nabarro Wells                       Nabarro, Wells and Co, Limited

Offer                               the recommended offer to be made by British Telecommunications plc for the Transcomm Shares on the terms and subject to the conditions described in this announcement and to be set out in the Offer Document and the Form
                                    of Acceptance (including, where the context so requires, any subsequent revision, variation, renewal or extension thereof)

Offer Document                      the formal offer document to be sent to Transcomm Shareholders containing the Offer

Offer Period                        the period commencing on 15 December 2003 (being the date of the announcement by Transcomm that the Transcomm Board was in talks that may or may not lead to an offer being made for Transcomm) and ending on the latest of: (i) 3.00 p.m. on the first closing date of the Offer; (ii) the date and time when the Offer becomes or is declared unconditional as to acceptances; and (iii) the date and time when the Offer lapses

Panel                               The Panel on Takeovers and Mergers

PricewaterhouseCoopers              PricewaterhouseCoopers LLP (a limited liability partnership registered in
                                    England with registered number OC30352) which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business

Regulatory Information Service      has the meaning given to that expression in the AIM Rules

Relevant Authorisation              any authorisation, order, grant, recognition, confirmation, determination, consent, licence, clearance, permission, allowance or approval

Relevant Authority                  any government, government department or governmental,
                                    quasi-governmental, supranational, statutory, regulatory or investigative body or authority, any trade agency, or any court, tribunal or any association, institution or other person or body whatsoever in any jurisdiction

Relevant Instrument                 any agreement, arrangement, licence, permit, lease or other instrument or obligation whatsoever to which any member of the Wider Transcomm Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject

subsidiary and subsidiary           to be construed in accordance with the Act
undertaking

substantial interest                in relation to an undertaking, an interest, direct or indirect, in 20 per cent. or more of the voting rights exercisable in relation to the undertaking or in the capital or of any class of capital of such undertaking

Transcomm                           Transcomm plc

Transcomm Directors or Transcomm    the board of directors of Transcomm

Board

Transcomm Group or Group            Transcomm and its subsidiary undertakings

Transcomm Shareholders              holders of any Transcomm Shares

Transcomm Shares                    the existing issued and fully paid (or credited as fully paid) ordinary shares of 5p each in the capital of Transcomm and any further such shares which are unconditionally allotted or issued after the date hereof and before the time at which the Offer ceases to be open for acceptance (or before such other time as British Telecommunications plc may decide in accordance with the terms and conditions of the Offer)

Transcomm Share Schemes             the schemes and arrangements pursuant to which employees of the Transcomm
                                    Group have been granted options to subscribe for shares in Transcomm, comprising the Transcomm plc Share Option Scheme, The Transcomm plc Share
                                    Option Scheme 2002 and certain additional deeds of grant

UK or United Kingdom                the United Kingdom of Great Britain and Northern Ireland
undertaking                         to be construed in accordance with the Act

USA or United States                the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all
                                    other areas subject to its jurisdiction

Wider BT Group                      BT Group plc and its subsidiary undertakings, associated undertakings and any other undertaking in which BT Group plc and any such undertakings
                                    (aggregating their interests) have a substantial interest

Wider Transcomm Group               Transcomm and its subsidiary undertakings, associated undertakings and any other undertakings in which Transcomm and any such undertakings
                                    (aggregating their interests) have a substantial interest


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 02 February 2004